Exhibit 8.1

The following is a list of the significant subsidiaries of CEMEX, S.A.B. de C.V. as of December 31, 2015, including the name of each subsidiary and its country of incorporation.

1. Cemex Colombia S.A.	COLOMBIA

2. Cemex (Costa Rica), S.A.	COSTA RICA

3. CEMEX Hrvatska d.d.	CROATIA

4. Assiut Cement Company	EGYPT

5. Cemex Ready Mix	EGYPT

6. Cemex Guatemala, S.A.	GUATEMALA

7. CEMEX México, S.A. de C.V.	MEXICO

8. Cemex Nicaragua, S.A.	NICARAGUA

9. Cemento Bayano, S.A.	PANAMA

10. APO Cement Corporation	PHILIPPINES

11. Solid Cement Corporation	PHILIPPINES

12. CEMEX Polska Sp. ZO.O.	POLAND

13. New Sunward Holding B.V.	THE NETHERLANDS

14. Cemex UK Operations Limited	UNITED KINGDOM

15. CEMEX Construction Materials Florida, LLC	UNITED STATES OF AMERICA

16. CEMEX Construction Materials Pacific, LLC	UNITED STATES OF AMERICA

17. CEMEX Construction Materials South, LLC	UNITED STATES OF AMERICA

18. CEMEX Materials LLC	UNITED STATES OF AMERICA